NOTICE OF
ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD SEPTEMBER 19, 2006

Dear Shareholder:

NOTICE IS HEREBY GIVEN that the 2006 Annual and Special Meeting of shareholders of AnorMED Inc. will be held on Tuesday, September 19, 2006, at 2:30 p.m. (Vancouver time), in the Plaza Ballroom of the Hyatt Regency Hotel, 655 Burrard Street, Vancouver, British Columbia, for the following purposes:

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to receive our 2006 Annual Report, including our audited consolidated financial statements for the financial year ended March 31, 2006 and the report of our auditor on those financial statements;

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to fix the number of our directors at ten;

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to elect ten directors to hold office until the close of our next annual meeting of shareholders;

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to appoint KPMG LLP as our auditor to hold office until the close of our next annual meeting of shareholders and to authorize our board of directors to fix the remuneration to be paid to our auditor;

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to approve the adoption of our 2006 AnorMED Incentive Stock Option Plan; and

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to transact such further and other business as may properly come before the meeting or any adjournment thereof.

Further information regarding the matters to be considered at the meeting is set out in the accompanying Management Proxy Circular.

Our board of directors has fixed the close of business on Thursday, August 17, 2006 as the record date for determining our shareholders entitled to receive notice of and to vote at the meeting.  Only our registered shareholders as of August 17, 2006 will be entitled to vote, in person or by proxy, at the meeting.

Whether or not you plan to attend the meeting, we urge you to complete and return the enclosed paper Form of Proxy, or vote by proxy over the Internet or phone , as instructed in the accompanying Management Proxy Circular.  To be effective, your proxy must be received by our registrar and transfer agent, Computershare Investor Services Inc., 9th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1, no later than Friday, September 15, 2006 at 2:30  p.m. (Vancouver time) or, if the meeting is adjourned or postponed, no later than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time to which the meeting is adjourned or postponed.  Proxies received by Computershare after this time will not be accepted; however, the Chairman of the meeting may determine, in his sole discretion, to accept a proxy that is delivered in person to the Chairman at the meeting as to any matter in respect of which a vote has not already been cast.

If you are a beneficial shareholder who holds your common shares through an intermediary, such as a brokerage firm, bank, clearing agency, securities dealer or other similar organization, you should follow the voting procedures provided by: (a) our registrar and transfer agent, Computershare Investor Services Inc., if you have given permission to your intermediary to disclose your share ownership information to us; or (b) your intermediary, if you have objected to your intermediary’s disclosure of such information.

By Order of the Board of Directors

W.J. (Bill) Adams

Chief Financial Officer, Vice President,
Finance, Secretary and Treasurer

Langley, British Columbia

August 10, 2006

MANAGEMENT PROXY CIRCULAR FOR THE
ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD SEPTEMBER 19, 2006

Unless the context otherwise requires, in this Management Proxy Circular all references to “AnorMED”, “we”, “our” and “us” refer to AnorMED Inc. and its subsidiary.  Unless otherwise stated, information in this Management Proxy Circular is given as at August 10, 2006, and all amounts are in Canadian dollars.

INFORMATION ABOUT THIS MANAGEMENT PROXY CIRCULAR AND
THE 2006 ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

Why did I receive this Management Proxy Circular?

We have sent this Notice of Annual and Special Meeting and Management Proxy Circular, together with the enclosed paper Form of Proxy, because our management is soliciting your proxy to vote at the 2006 Annual and Special Meeting of our shareholders.  This Management Proxy Circular contains information about the matters to be voted on at the meeting and important information about us.  As many of our shareholders are expected to be unable to attend the meeting in person, proxies are solicited by mail to give each of our shareholders an opportunity to vote on all matters that will properly come before the meeting.  References in this Management Proxy Circular to the meeting include any adjournments or postponements of the meeting.

We intend to mail this Management Proxy Circular and accompanying paper Form of Proxy on or about August 24 , 2006 to all of our shareholders entitled to vote at the meeting.

What is the date, time and place of the meeting?

The meeting will be held in the Plaza Ballroom of the Hyatt Regency Hotel, 655 Burrard Street, Vancouver, British Columbia, on Tuesday, September 19, 2006, at 2:30 p.m. ( Vancouver t ime).

Who can vote at the meeting?

Only our registered shareholders as at the close of business on Thursday, August 17, 2006 will be entitled to vote at the meeting.  As of August 10, 2006, there were 41,660,411 of our common shares issued and outstanding.  Each person voting at the meeting has one vote in a vote by show of hands.  If a ballot is taken, each person voting at the meeting will have one vote for each of our common shares held.

Registered Shareholder: Common Shares Registered in Your Name

If on August 17, 2006, your common shares were registered directly in your name with our registrar and transfer agent, Computershare Investor Services Inc., then you are a registered shareholder.  As a registered shareholder, you may vote in person at the meeting or vote by proxy.  Whether or not you plan to attend the meeting, we urge you to complete and return the enclosed paper Form of Proxy, or vote by proxy over the Internet or phone , as instructed below to ensure your vote is counted.

Beneficial Shareholder: Common Shares Registered in the Name of an Intermediary such as a Brokerage Firm, Bank, Dealer or other Similar Organization

If on August 17, 2006, your common shares were held in an account with an intermediary, such as a brokerage firm, bank, dealer or other similar organization, then you are a beneficial shareholder and your common shares are held in “street name”.  The intermediary holding your account, or a clearing agency (such as The Canadian Depository for Securities Limited in Canada or Cede & Co. in the United States) of which the intermediary is a participant, is considered the registered shareholder for purposes of voting at the meeting.  As a beneficial shareholder, you have the right to direct the intermediary or clearing agency on how to vote the common shares registered in their name.  However, since you are not the registered shareholder, you may not be able to attend the meeting and will not be able to vote your common shares registered in the name of the intermediary or clearing agency unless you have been appointed as a proxyholder by the intermediary or clearing agency.

What am I voting on at the meeting?

At the meeting, our shareholders will be asked to vote on the following resolutions:

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to fix the number of our directors at ten;

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to elect ten directors to hold office until the close of our next annual meeting of shareholders;

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to appoint KPMG LLP as our auditor to hold office until the close of our next annual meeting of shareholders and to authorize our board of directors to fix the remuneration to be paid to our auditor; and

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to approve the adoption of our AnorMED 2006 Incentive Stock Option Plan.

How does the board of directors recommend that I vote?

Our board of directors believes that fixing the number of our directors at ten, the election of our management’s ten nominees to our board of directors, the appointment of KPMG LLP as our auditor and the approval of the adoption of our AnorMED 2006 Incentive Stock Option Plan are in the best interests of us and our shareholders and, accordingly, recommends that each of our shareholders vote his , her or its common shares “FOR” each of the named management nominees for election to our board of directors and “FOR” each of the other proposals.

What vote is required in order to approve each proposal?

Directors are elected by a plurality of votes cast in person or by proxy at the meeting, which means that those nominees for election to our board of directors who receive the largest number of favourable votes will be elected as directors, up to the maximum number of directors established by our shareholders.  Shareholders are not entitled to cumulate votes for the election of directors , which means that shareholders are not entitled to multiply the number of votes they can cast by the number of directors for whom they are entitled to vote and cast the product for a single nominee or distribute the product among two or more nominees ..  Abstention from voting on the election of directors will have no impact on the outcome of this proposal since no vote will have been cast in favour of any nominee.

A simple majority of the votes cast in person or by proxy at the meeting is required to approve the appointment of KPMG LLP as our auditor and independent registered public accounting firm.

A simple majority of the votes cast by shareholders in person or by proxy at the meeting is required to approve the adoption of our AnorMED 2006 Incentive Stock Option Plan.

Proxies returned by intermediaries as “non-votes” because the intermediary has not received instructions from the beneficial shareholder with respect to the voting of certain of our common shares or, under applicable stock exchange or other rules, the intermediary does not have the discretion to vote those common shares on one or more of the matters that come before the meeting, will be treated as not entitled to vote on any such matter and will not be counted as having been voted in respect of any such matter.  Common shares represented by such broker “non-votes” will, however, be counted in determining whether there is a quorum for the meeting.

How do I vote?

Registered Shareholder s : Common Shares Registered in Your Name

If you are a registered shareholder you may vote in person or by proxy at the meeting.  Whether or not you plan to attend the meeting, we urge you to vote by proxy to ensure your vote is counted.  You may still attend the meeting and vote in person if you have already voted by proxy.

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To vote in person at the meeting, please come to the meeting and we will give you an attendance card when you arrive.

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To vote using the enclosed paper Form of Proxy, please complete, sign and return your Form of Proxy in accordance with the instructions on the Form of Proxy.

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To vote by proxy over the Internet, go to www.computershare.com/proxy and follow the online voting instructions and refer to your control number, holder account number and proxy access number provided on the enclosed paper Form of Proxy.

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To vote by phone , call 1-866-732-VOTE (8683) toll free and follow the voting instructions and refer to your control number, holder account number and proxy access number provided on the enclosed form of proxy.

Whether you are voting by paper , Internet or phone, your proxy must be received by our registrar and transfer agent, Computershare Investor Services Inc., Attention Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, facsimile: within North America at (866) 249-7775 or outside North America at (416) 263-9524, no later than Friday, September 15, 2006 at 2:30 p.m. ( Vancouver t ime) or, if the meeting is adjourned or postponed, no later than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time to which the meeting is adjourned or postponed.  Proxies received by Computershare after this time will not be accepted; however, the Chairman of the meeting may determine, in his sole discretion, to accept a proxy that is delivered in person to the Chairman at the meeting as to any matter in respect of which a vote has not already been cast.

If the instructions you give in your proxy are clear, and if the proxy is properly completed and delivered as described above and has not been revoked, the common shares represented by your proxy will be voted or withheld from voting on any poll that may be called for and, if you specify a choice with respect to any matter to be acted upon, your common shares will be voted on any poll in accordance with your instructions.

You have the right to appoint another person to attend and act on your behalf at the meeting other than the persons named in our management’s proxy.  To exercise this right, please insert the name of your nominee in the blank space provided in the Form of Proxy ..  A person appointed as a proxyholder need not be a shareholder.

Beneficial Shareholders: Common Shares Registered in the Name of an Intermediary such as a Brokerage Firm, Bank, Dealer or other Similar Organization

We have two kinds of beneficial shareholders – those who have given permission to their intermediary to disclose their ownership information to us, otherwise referred to as “non-objecting beneficial owners”, and those who have objected to their intermediary’s disclosure of this information, otherwise referred to as “objecting beneficial owners”.  As allowed under Canadian provincial securities laws, we have obtained a list of our non-objecting beneficial owners from intermediaries and have used that list to distribute proxy-related materials directly to non-objecting beneficial owners.

If you are a non-objecting beneficial owner, then you will receive a voting instruction form from our registrar and transfer agent, Computershare Investor Services Inc.  If you are an objecting beneficial owner, then you will receive a voting instruction form from your intermediary.

The voting instruction form that you will receive is similar to the proxy that we provide to our registered shareholders. However, its purpose is limited to instructing your intermediary or clearing agency, as the registered shareholder, on how to vote on your behalf.  No person will be admitted at the meeting to vote by presenting a voting instruction form.

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To vote using the voting instruction form, simply complete and return the voting instruction form in accordance with its instructions.

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To vote in person at the meeting, you must instruct Computershare if you are a non-objecting beneficial owner, or your intermediary if you are an objecting beneficial owner, to appoint you as proxyholder.

If you have any questions, contact Computershare if you are a non-objecting beneficial owner, or your intermediary if you are an objecting beneficial owner.

How will proxies be exercised?

The proxyholder will vote according to instructions in the proxy on any ballot which may be called for and for which a choice has been specified.  Unless otherwise indicated by you on the proxy, your common shares will be voted “FOR” the election of our management’s nominees for election to our board of directors and the other motions proposed to be made at the meeting as stated in our management’s proxy.

The proxy also confers upon the proxyholder discretionary authority to vote all common shares represented by the proxy with respect to amendments or variations to matters identified in the Notice of Meeting and any other matter that properly comes before the meeting.  Our management knows of no such amendment, variation or other matter that is to be presented for action at the meeting.  However, if any other matters which are not now known to our management should properly come before the meeting, the proxies will be voted, or withheld, by the proxyholder in his or her discretion.

What is the quorum for the meeting?

A quorum of shareholders must be present at the commencement of the meeting, either in person or by proxy.  Under our bylaws, the quorum for the meeting is two of our shareholders present in person or by proxy holding or representing more than 10% of our common shares.  If a quorum is not present at the commencement of the meeting or within a reasonable period of time thereafter, the shareholders present in person or by proxy may adjourn the meeting to a fixed time and place but may not transact any other business at the meeting.

What does it mean if I receive more than one set of proxy materials?

This means that you own common shares that are registered under different names.  For example, you may own some common shares directly as a registered shareholder and other common shares as a beneficial shareholder through an intermediary, or you may own common shares through more than one such organization.  In these situations, you will receive multiple sets of proxy materials.  It is necessary for you to complete and return all paper Form of Proxies, or vote by proxy over the Internet or phone , and complete and return all voting instruction forms in order to vote all of the common shares you own.  Each paper Form of Proxy you receive will come with its own return envelope.  If you vote by mail, please make sure you return each paper Form of Proxy in the return envelope that accompanies that proxy.

Can I revoke my proxy?

Yes, if you are a registered shareholder and have voted by paper , Internet or phone proxy, you may revoke your proxy by delivering a duly executed proxy by paper , Internet or phone with a later date.  The procedure for validly depositing a proxy are described above.  Registered shareholders may also revoke their proxy by a form of revocation of proxy, which must be in writing signed by you or by your attorney duly authorized in writing and, if you are a corporation or association, the form of revocation proxy should bear the seal of the corporation or association and must be executed by an officer or by an attorney duly authorized in writing, and deposited at our registered office at 25th Floor, 700 West Georgia Street, Vancouver, British Columbia, V7Y 1B3, Attention: R. Hector MacKay-Dunn, Q.C., at any time up to and including the last business day preceding the day of the meeting or any adjournment thereof.

Alternatively, if you are a registered shareholder, you may revoke your proxy and vote in person by delivering a form of revocation of proxy to the Chairman of the meeting at the meeting or any adjournments or postponements thereof before the taking of a vote in respect of which the proxy is to be used.  You may also revoke your proxy in any other manner permitted by law.

If you are a non-objecting beneficial owner, you should contact Computershare in order to obtain instructions regarding the procedures for revoking any voting instructions that you previously provided to Computershare.  Similarly, if you are an objecting beneficial owner, you should contact the intermediary that holds your common shares in order to obtain instructions regarding the procedures for revoking any voting instructions that you previously provided to your intermediary.

Who pays the cost of the proxy solicitation?

We will pay the cost of soliciting these proxies, including the printing, handling and mailing of the proxy materials.  Copies of these materials will be given to brokerage firms, banks, dealers or other similar organizations that hold our common shares for beneficial shareholders.  We will reimburse these brokerage firms, banks, dealers or other similar organizations for their reasonable out of pocket expenses in forwarding proxy materials to beneficial shareholders.  In addition, proxies may be solicited by certain of our directors, executive officers and employees personally or by telephone, mail, facsimile or e-mail.  No additional compensation will be paid to our directors, officers or other employees for soliciting proxies.  We may, if determined advisable, retain at our cost an agency to solicit proxies for us.

How can I make a shareholder proposal for AnorMED’s 2007 Annual Meeting?

If you want to propose a matter for consideration at our 2007 Annual Meeting, then that proposal must be submitted to us at our registered office at 25th Floor, 700 West Georgia Street, Vancouver, British Columbia, V7Y IB3, Attention: R. Hector MacKay-Dunn, Q.C., 90 days before the anniversary date of the Notice of Meeting for the 2006 Annual and Special Meeting.  To be eligible to submit a proposal, a person:

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must be, for at least the six month period immediately before the day on which the shareholder submits the proposal, the registered holder or the beneficial owner of the required number of our common shares described below; or

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must have the support of persons who, in the aggregate, and including or not including the person that submits the proposal, have been, for at least the six month period immediately before the day on which the shareholder submits the proposal, the registered holders, or the beneficial owners of, the required number of our common shares described below.

The required number of our common shares is at least 1% of the total number of our outstanding common shares, as of the day on which the shareholder submits the proposals, or the number whose fair market value, as determined at the close of business on the day before the shareholder submits the proposal to us, is at least $2,000.

For a proposal to be valid, it must, subject to our governing legislation, the Canada Business Corporations Act, be accompanied by the following information:

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the name and address of the person and of the person’s supporters, if applicable; and

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the number of shares held or owned by the person and the person’s supporters, if applicable, and the date the shares were acquired.

What if I have any questions regarding the meeting?

If you have any questions regarding attending and voting at the meeting, please contact our registrar and transfer agent, Computershare Investor Services Inc.:

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by phone:

(800) 564-6253 (toll-free within North America)
(514) 982-7555 (outside North America)

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by e-mail:

service@computershare.com

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by mail:

Computershare Investor Services Inc.
9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1

How can I find out the results of the voting at the meeting?

Preliminary voting results will be announced at the meeting.  Final voting results will be filed with the Canadian provincial securities regulatory authorities and be available on the Internet at www.sedar.com and will also be furnished to the United States Securities and Exchange Commission in a report on Form 6-K and be available on the Internet at www.sec.gov.

PROPOSAL 1

FIXING THE NUMBER OF DIRECTORS

Our articles provide that our board of directors is to consist of a minimum of three directors and a maximum of eighteen directors, with the actual number being determined from time to time pursuant to our bylaws by ordinary resolution of our shareholders.  Our board of directors currently consists of ten individuals.  Our management proposes to fix the number of our directors at ten.

A simple majority of the votes cast in person or by proxy at the meeting is required to approve the proposal to fix the number of our directors at ten.

The persons named in our management’s proxy intend to vote the common shares represented by proxies for which either of them is appointed proxyholder “FOR” fixing the number of our directors at ten.

OUR BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR”
FIXING THE NUMBER OF OUR DIRECTORS AT TEN

PROPOSAL 2

ELECTION OF DIRECTORS

DIRECTOR NOMINEES FOR ELECTION

All ten of our current directors intend to stand for election to our board of directors.  Our management’s nominees for election as directors at the meeting are named below.

The term of each of our present directors expires at the conclusion of the meeting.  Each director elected at the meeting will hold office until the conclusion of our next annual meeting of shareholders or until his or her successor is duly elected or appointed, unless he or she resigns, is removed or becomes disqualified in accordance with our bylaws or our governing legislation.

We are not aware that any of our management’s nominees will be unable or unwilling to serve as one of our directors; however, should we become aware of such an occurrence before the election of directors takes place at the meeting, if the persons named in our management’s proxy are appointed as proxyholder, it is intended that the discretionary power granted under such proxy will be used to vote for any substitute nominee or nominees whom our board of directors, in its discretion, may select.

Directors are elected by a plurality of votes cast in person or by proxy or at the meeting, which means that those nominees for election to our board of directors who receive the largest number of favourable votes will be elected as our directors, up to the maximum number of directors fixed by our shareholders.  Shareholders are not entitled to cumulate votes for the election of directors and no class of shareholders has the right to elect a specified number of directors or to cumulate their votes with respect to the election of directors.  Abstention from voting on the election of directors will have no impact on the outcome of this proposal since no vote will have been cast in favour of any nominee.

The persons named in our management’s proxy intend to vote the common shares represented by proxies for which either of them is appointed proxyholder “FOR” each named nominee.

OUR BOARD OF DIRECTORS RECOMMENDS
A VOTE “FOR” EACH NAMED NOMINEE

INFORMATION ON NOMINEES FOR DIRECTORS

The following table provides certain information regarding our management’s nominees for election to our board of directors.  This information has been provided to us as of August 10, 2006 by the respective nominees.

Name, Province or State, and Country of Residence and Present Position with AnorMED	Director Since	Principal Occupation, Business or Employment(5)	Number of Common Shares Beneficially Owned or Over Which Control or Direction is Exercised
KENNETH H. GALBRAITH, C.A. (1) British Columbia, Canada Chairman of the Board, Director and Interim Chief Executive Officer	April 21, 2006	President and Chief Executive Officer of Gigha Consulting Inc.	Nil
FELIX J. BAKER, Ph.D. (1,2) New York, United States Director	April 27, 2004	Managing Partner of Baker Brothers Investments and Managing Member of Baker Bros. Advisors, LLC	9,411,500(6)
PAUL A. BRENNAN British Columbia, Canada Vice President, Business Development, Acting President and Director	June 13 , 2006	Officer of AnorMED	7,000 (0.02%)
JOSEPH P. DOUGHERTY, Ph.D. (1,3) New York, United States Director	April 21, 2006	Managing Director of Seaview Securities LLC	Nil
HENRY J. FUCHS, M.D. (2,3) California, United States Director	April 21, 2006	Executive Vice President and Chief Medical Officer of Onyx Pharmaceuticals Inc.	Nil
WILLIAM L. HUNTER, M.D. (2) British Columbia, Canada Director	April 21, 2006	President and Chief Executive Officer of Angiotech Pharmaceuticals Inc.	Nil
JACQUES R. LAPOINTE (2,4) Ontario, Canada Director	April 21, 2006	Corporate Director	Nil
I. BERL NADLER (4) Ontario, Canada Director	April 21, 2006	Partner of Davies, Ward Phillips & Vineberg LLP	5,000 (0.01%)
KELVIN M. NEU, M.D. (3) New York, United States Director	April 21, 2006	Associate of Baker Brothers Advisors, LLC	Nil
KLAUS R. VEITINGER, M.D., Ph.D. (4) Wisconsin, United States Vice Chairman and Director	April 21, 2006	Chief Executive Officer of Schwarz Pharma Inc.	Nil

Notes:

(1)

Member of our Corporate Governance and Nominating Committee.

(2)

Member of our Compensation Committee.

(3)

Member of our Scientific Committee.

(4)

Member of our Audit and Risk Committee.

(3)

Each of the nominees has held their principal occupation, business or employment indicated for the past five years, except as indicated in their biographies below.

(6)

Mr. Baker is a managing partner of a group of funds that beneficially own, in the aggregate, 9,411,500 or 22.59% of our issued and outstanding common shares.

Kenneth H. Galbraith, C.A., Chairman of the Board, Director and Interim Chief Executive Officer, has served as our Chairman and one of our directors since April 2006 and as Interim Chief Executive Officer since May 2006. Mr. Galbraith is President and Chief Executive Officer of Gigha Consulting Ltd., a consulting and investment management company. Previously, Mr. Galbraith spent more than 13 years in senior management with QLT Inc., a biopharmaceutical company, retiring in 2000 from his position as Executive Vice President and Chief Financial Officer. Mr. Galbraith has served on the board of directors of several public and private biotechnology companies in the United States and Canada including Angiotech Pharmaceuticals, Inc. and Cardiome Pharma, Inc.  Mr. Galbraith holds a B.Com (Honours) from the University of British Columbia and was admitted as a Chartered Accountant in British Columbia in 1988.

Felix J. Baker, Ph.D., Director, has served as one of our directors since April 2004.  Dr. Baker is a co-founder and Managing Member of Baker Bros. Advisors, LLC. since 2000. Baker Bros. Advisors manages Baker Brothers Investments, a family of long   term investment funds, which are focused on publicly traded life sciences companies.  From 1994 to 2000, Dr. Baker co-founded and managed a biotechnology investing partnership with the Tisch Family.  Dr. Baker holds a B.S. and a Ph.D. in Immunology from Stanford University.  He is also a director of Trimeris, Inc., Neurogen Corporation, ConjuChem Biotechnologies Inc. and Seattle Genetics, Inc.

Paul A. Brennan, Vice President, Business Development, Acting President and Director, has served as one of our directors since June 2006.  Mr. Brennan joined us in May 2002 and brings over 13 year’s global experience in the biotechnology and pharmaceutical industries.  Mr. Brennan was Director of Global Licensing at AstraZeneca, a pharmaceutical company , where he was responsible for product licensing, technology evaluation and acquisitions. Prior to its merger with Zeneca, Mr. Brennan held the position of Director of International Regulatory Affairs at Astra Draco AB, a pharmaceutical company.  Mr. Brennan received a M.Sc. degree from Queen's University.

Joseph P. Dougherty, Ph.D., Director, has served as one of our directors since April 2006.  Dr. Dougherty is a co-founder and partner at Seaview Securities LLC, a specialty investment bank assisting life sciences companies with private placements, public offerings, mergers and acquisitions and strategic advice. From 2000 to 2003, Dr. Dougherty was a senior biotechnology research analyst at Lehman Brothers, and from 1997 to 2000 at UBS Warburg and predecessor firms.  From 1992 to 1997, Dr. Dougherty was a research scientist at Gilead Sciences, Inc. in medicinal chemistry and drug development. Dr. Dougherty received his Ph.D. in Bioorganic Chemistry from Columbia University and an A.B. in Chemistry from Harvard University.

Henry J. Fuchs, M.D., Director, has served as one of our directors since April 2006.  Dr. Fuchs is the Executive Vice President and Chief Medical Officer of Onyx Pharmaceuticals, Inc., a biotechnology company, since 2005. From 1996 to 2005, Dr. Fuchs held senior management positions at IntraBiotics Pharmaceutical, Inc., and was appointed its Chief Executive Officer from January 2003 to June 2005.  Prior to IntraBiotics, Dr. Fuchs was with Genentech, Inc. from 1987 to 1996 where he held senior clinical and regulatory roles. Dr. Fuchs holds an M.D. from George Washington University and a B.A. in biochemical sciences from Harvard College. Dr. Fuchs serves on the board of directors of IntraBiotics Pharmaceuticals, Inc.

William L. Hunter, M.D., Director, has served as one of our directors since April 2006.  Dr. Hunter is the President and Chief Executive Officer and a co-founder of Angiotech Pharmaceuticals, Inc., a medical device and biomaterial company, since 1998.  Dr. Hunter has been a director of a number of companies in fields related to medical science, and currently serves on the board of directors of Neuromed Pharmaceuticals Inc. and Aspreva Pharmaceuticals Corporation. Dr. Hunter is a d irector of the Michael Smith Foundation for Health Research, is an advisory board member for the Biotechnology MBA Program at the University of Western Ontario's Ivey School of Business and a member of the Government of British Columbia Premier's Technology Council. Dr. Hunter holds a M .. Sc .. and M .. D .. from the University of British Columbia.

Jacques R. Lapointe, Director, has served as one of our directors since April 2006.  Mr. Lapointe was Chairman and Chief Executive Officer of ConjuChem Biotechnologies Inc., a biotechnology company, from 2003 to 2005. Prior to that Mr. Lapointe was, for several years, President, Chief Operating Officer and a director of BioChem Pharma, Inc., a biotechnology firm sold to Shire plc in 2001.  Prior to BioChem Pharma, Mr. Lapointe worked for 12 years with Glaxo Wellcome plc, a pharmaceutical company, and progressive senior management position within Glaxo’s global operations. Mr. Lapointe serves on the boards of directors of various private and public companies, including ConjuChem Biotechnologies Inc. Mr. Lapointe received a B.Com and an MBA (Finance) from Concordia University.

I. Berl Nadler, Director, has served as one of our directors since April 2006.  Mr. Nadler is a partner and member of the Management Committee of Davies, Ward Phillips & Vineberg LLP, a law firm with offices in Toronto, Montreal and New York. Mr. Nadler has a wide-ranging corporate and commercial practice focusing on acquisitions, financings and restructurings and has advised many public companies. Mr. Nadler has a B.C.L. and an LL.B. from McGill University and an LL.M. from the Harvard Law School. Mr. Nadler has served on the boards of directors of Canron Inc. and Microcell Telecommunications Inc.

Kelvin M. Neu, M.D., Director, has served as one of our directors since April 2006.  Dr. Neu is an Associate of Baker Brothers Advisors, LLC. Dr. Neu trained as a physician-scientist prior to joining the Baker Brothers full time in 2004. Dr. Neu holds an M.D. from Harvard Medical School and the Harvard-MIT Division of Health Sciences and Technology, and spent three years in the Immunology Ph.D. program at Stanford University. Dr. Neu also holds an A.B. (summa cum laude) in Molecular Biology from Princeton University. He currently serves on the board of directors of diaDexus, Inc, a privately-held biotechnology company.

Klaus R. Veitinger, M.D., Ph.D., Director, has served as one of our directors since April 2006.  Dr. Veitinger is a member of the Executive Board of Schwarz Pharma AG, an international mid-size pharmaceutical company, and Chief Executive Officer of Schwarz Pharma’s United States and Asian business. Since joining Schwarz Pharma in 1990, Dr. Veitinger has held senior management positions in drug development, strategic planning, business development and mergers and acquisitions. A medical doctor by background, Dr. Veitinger trained as a surgeon in several European countries and the U.S. Dr. Veitinger has a Ph.D. in Pathophysiology from the University of Heidelberg and an MBA from INSEAD in France. Dr. Veitinger has served as a director of BoneCare International and Aryx Pharmaceuticals and is serving on the board of directors of PhRMA.

To the knowledge of our management, none of the proposed directors is or , within the ten years prior to the date hereof, has been a director or executive officer of any other company that, while that person was acting in that capacity: (i) was the subject of a cease trade order or similar order, or an order that denied the relevant company access to any exemption under Canadian securities legislation, for a period of more than 30 consecutive days; (ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or (iii) or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted to any proceedings, arrangement or compromise with creditors or had a receiver, receiver-manager or trustee appointed to hold its assets.

To the knowledge of our management, none of the proposed directors has , during the ten years prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or bec o me subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold assets of the proposed director.

PROPOSAL 3

APPOINTMENT OF AUDITORS

The firm of KPMG LLP has served as our auditor since February 5, 1998.  Upon the recommendation of our Audit Committee, our management proposes that KPMG LLP be appointed as our auditor to hold office until the close of our next annual meeting of shareholders and that our board of directors be authorized to fix the remuneration to be paid to our auditor.  We have been advised that a representative of KPMG LLP will attend the meeting and will have the opportunity to make a statement and respond to questions relating to their duties as our auditor.

A simple majority of the votes cast in person or by proxy at the meeting is required to approve the proposed appointment of KPMG LLP.

The persons named in our management’s proxy intend to vote the common shares represented by proxies for which either of them is appointed proxyholder “FOR” the appointment of KPMG LLP as our auditor to hold office until the close of our next annual meeting of shareholders and that our board of directors be authorized to fix the remuneration to be paid to our auditor.  If the resolution is not adopted, our governing legislation provides that our current auditor, KPMG LLP, will continue to act as our auditor until such time as our shareholders approve an alternative auditor.

OUR BOARD OF DIRECTORS RECOMMENDS
A VOTE “FOR” APPOINTING KPMG LLP AS OUR AUDITOR AND THAT OUR BOARD OF DIRECTORS BE AUTHORIZED TO FIX THE REMUNERATION TO BE PAID TO OUR AUDITOR

PROPOSAL 4

ADOPTION OF NEW INCENTIVE STOCK OPTION PLAN

Our AnorMED 2006 Incentive Stock Option Plan, or 2006 Plan, was adopted by our board of directors , subject to Toronto Stock Exchange approval, on July 27 , 2006, pursuant to which up to 3,200,000 of our common shares may be issued from treasury on exercise of options, which represents 7.7% of our outstanding common shares as of August 10, 2006.

Our current incentive stock option plan, or 1996 Plan, was originally approved by our shareholders on October 10, 1996 and was subsequently amended from time to time.  Under the terms of the 1996 Plan, we reserved for issuance a maximum of 5,100,000 common shares for stock option grants.   As of August 10, 2006, stock options in respect of an aggregate of 1,430,910 common shares had been previously exercised pursuant to our 1996 Plan and an additional 426,253 options granted under the 1996 Plan had expired or were forfeited.  Accordingly, as of August 10, 2006, the 1996 Plan had a balance of 931,118 common shares (approximately 2.2% of our outstanding common shares) available for issuance under outstanding options.

As a result of recent changes to the policies of the Toronto Stock Exchange and various changes made to our corporate structure, our board of directors unanimously approved the adoption of the 2006 Plan in substitution of the 1996 Plan.  All option agreements entered into under the 1996 Plan will continue to be governed by the terms of the 1996 Plan.  If shareholder approval of the 2006 Plan is not obtained at the meeting and Toronto Stock Exchange approval is not obtained, the 2006 Plan will be of no effect and the 1996 Plan will continue.

The purpose of the 2006 Plan is to promote our interests and long-term success by providing our directors, officers, employees and consultants with an opportunity to purchase common shares and to benefit from their appreciation.  We expect the 2006 Plan will provide an increased incentive for our directors, officers, employees and consultants to contribute to our future success and prosperity, thus, enhancing the value of our common shares for the benefit of all our shareholders and increasing our ability to attract, retain and motivate key individuals.

The following is a description of the material terms and conditions of the 2006 Plan:

Eligible Participants.   Under the 2006 Plan, our board of directors can, at any time, appoint a committee (the “Compensation Committee”), to oversee the administration of the 2006 Plan.  The Compensation Committee can, from time to time, grant options to purchase common shares to any director, officer, employee or any individual, company or other person engaged to provide ongoing valuable services to us (a “Consultant”), or a person otherwise approved by the Compensation Committee (an “Eligible Person”).

Number of Securities Issued or Issuable.  The maximum number of common shares issuable under the 2006 Plan will be the sum of (i) 3,200,000 common shares, and (ii) 931,118 common shares together with all common shares reserved for issuance in respect of options granted and outstanding under the 1996 Plan, where such options expire, terminate, or are surrendered before they are exercised in full.  This maximum number is subject to the adjustment provisions in the 2006 Plan, and subject to increases that may occur provided shareholder approval is obtained.

Maximum Grant to Insiders. The aggregate number of common shares issuable at any time to Participants that are insiders, and issued to Participants that are insiders within any one year period pursuant to the 2006 Plan or when combined with other security based share compensation arrangements, can not exceed 10% of the total number of outstanding common shares (on a non-diluted basis). The common shares issued pursuant to an entitlement granted prior to the grantee becoming an insider will be excluded in determining the number of common shares issuable to insiders.

Maximum Grant to Any One Participant. The aggregate number of common shares reserved for issuance pursuant to the 2006 Plan to any one Participant within any one year period can not exceed 5% of the outstanding common shares (on a non-diluted basis).  The aggregate number of common shares reserved for issuance to Participants that are non-executive directors pursuant to the 2006 Plan or combined with other security based share compensation agreements can not exceed 1% of the outstanding common shares (on a non-diluted basis).

The aggregate number of common shares issuable under the 2006 Plan in respect of U.S. Qualified Incentive Stock Options is equal to the maximum number of common shares subject to the 2006 Plan, subject to adjustment provisions pursuant to the 2006 Plan and subject to the provisions of section 422 and 424 of the U.S. Internal Revenue Code ..

Exercise Price.   The exercise price per common share is fixed by our Compensation Committee but under no circumstances can any exercise price at the time of grant be lower than, at the election of our Compensation Committee, either the Canadian dollar closing price per common share on the Toronto Stock Exchange for the last day the common shares were traded prior to that relevant date or the United States dollar closing price per common share on the Nasdaq National Market or the American Stock Exchange for the last day common shares were traded prior to that relevant date.

In addition, if any Participant who is a citizen or resident of the U.S. to whom an “incentive stock option” for the purposes of section 422 of the U.S. Internal Revenue Code (a “U.S. Qualified Incentive Stock Option”) is to be granted under the 2006 Plan, and at the time of the grant the Participant is an owner of shares possessing more than 10% of the total combined voting power of all classes of our common shares, then special provisions will be applicable to the U.S. Qualified Incentive Stock Option granted to such individual. These special provisions applicable only to U.S. Qualified Incentive Stock Options will be: (a) the exercise price (per common share) can not be less than 110% of the fair market value of one common share at the time of grant; and (b) the option exercise period can not exceed five years from the date of grant.

Vesting. The vesting of options is determined by our Compensation Committee and specified in the option agreement pursuant to which such option is granted, and e xcept as determined from time to time by our Compensation Committee, all options will cease to vest as at the date upon which the Participant ceases to be an Eligible Person (which, in the case of an employee or Consultant, will be the date on which active employment or engagement, as applicable, terminates, specifically without regard to any period of reasonable notice or any salary continuance).

Term. The term of options granted is determined by our Compensation Committee and specified in the option agreement pursuant to which such option is granted, provided that the date can not be later than the earlier of (i) the date which is the fifth anniversary of the date on which such option is granted, and (ii) the latest date permitted under the applicable rules and regulations of all regulatory authorities to which we are subject, including the Toronto Stock Exchange.  No U.S. Qualified Incentive Stock Option can be granted more than ten years after the earlier of (a) the date on which the 2006 Plan is adopted by our board of directors; or (b) the date on which the 2006 Plan is approved by our shareholders.

Causes of Cessation.   In the event the Participant ceases to be an Eligible Person for any reason, other than the death of the Participant or the termination of the Participant for cause, the options will expire at such period of time after the date on which the Participant ceases to be an Eligible Person as can be specified by the Compensation Committee, which date, in the case of a director, officer, employee or Consultant, will not exceed 90 days following the date of termination of the Participant’s directorship, active employment or active engagement, as applicable, specifically without regard to any period of reasonable notice or any salary continuance, unless the Compensation Committee otherwise determines, and which period will be specified in the option agreement with the Participant with respect to such option.

In the event of the termination of the Participant as a director, officer, employee or Consultant for cause, the options will expire on the date of notice of such termination, specifically without regard to any period of reasonable notice or any salary continuance.

In the event of the death of a Participant prior to: (i) the Participant ceasing to be an Eligible Person (which, in the case of an employee or Consultant, will be the date on which active employment or engagement, as applicable, terminates, specifically without regard to any period of reasonable notice or any salary continuance); or (ii) the date which is the number of days specified by the Compensation Committee pursuant to the exception above from the date on which the Participant ceased to be an Eligible Person; the options will expire on the date which is one year after the date of death of the Participant or such other date specified by the Compensation Committee and which period will be specified in the Option Agreement with the Participant with respect to such Option.

Assignability.   Options granted under the 2006 Plan are non-transferable and non-assignable to anyone other than to a permitted assign, as such term is defined in National Instrument 45-106 Prospectus and Registration Exemptions.  Notwithstanding the foregoing, U.S. Options are non-transferrable.

Procedure for Amending.   Our Compensation Committee has the right at any time to amend the 2006 Plan or any option agreement under the 2006 Plan provided that shareholder approval has been obtained by ordinary resolution.  Notwithstanding the foregoing, shareholder approval is not required for amendments of a clerical nature, amendments to reflect any regulatory authority requirements (including those of the Toronto Stock Exchange), amendments to vesting provisions, amendments to expiry of options that do not extend past the original date of expiration and any amendments which provide a cashless exercise feature to an option that provides for the full deduction of the number of underlying common shares from the total number of common shares subject to the 2006 Plan.

Financial Assistance.   We do not provide financial assistance to Participants to facilitate the purchase of common shares upon the exercise of options granted under the 2006 Plan.

Other Material Information.   Appropriate adjustments to the 2006 Plan itself and to options will be made by our Compensation Committee to give effect to adjustments in the number of common shares resulting from subdivisions, consolidations, substitutions, or reclassifications of common shares, payment of stock dividends or other changes in our capital. In the event of any merger, acquisition, amalgamation, arrangement or other scheme of reorganization that results or could potentially result in a change of control, our Compensation Committee can: (a) determine the manner in which all unexercised option rights granted under the 2006 Plan will be treated; or (b) offer any Participant the opportunity to obtain a new or replacement option over any securities into which the common shares are changed or are convertible or exchangeable, on a basis proportionate to the number of common shares under option and the exercise price (and otherwise substantially upon the terms of the option being replaced, or upon terms no less favourable to the Participant); or (c) commute for or into any other security or any other property or cash, any option that is still capable of being exercised, upon giving to the Participant to whom the option has been granted at least 30 days written notice of its intention to commute the option, and during such period of notice, the option, to the extent it has not been exercised, can be exercised by the Participant without regard to any vesting conditions attached thereto, and on the expiry of such period of notice, the unexercised portion of the Option will lapse and be cancelled.

The rules of the Toronto Stock Exchange require that the 2006 Plan be approved by a majority of the votes cast by shareholders in person or by proxy at the meeting ..   In order to approve the 2006 Plan, our shareholders will be asked to pass an ordinary resolution in substantially the form set forth in Appendix “A” to this Management Proxy Circular.

The 2006 Plan is also subject to Toronto Stock Exchange approval.

The persons named in our management’s proxy intend to vote the common shares represented by proxies for which either of them is appointed proxyholder “FOR” adopting the 2006 Plan.

OUR BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR”
ADOPTING THE 2006 PLAN

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

As of August 10, 2006, to the knowledge of our directors and executive officers, no person beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of our outstanding common shares except as follows:

Name	Number of Common Shares Beneficially Owned or Over Which Control or Direction is Exercised	Approximate Percentage of Total Issued and Outstanding Common Shares
Baker Biotech Fund I, L.P., Baker Biotech Fund II, L.P., Baker/Tisch Investments, L.P., Baker Bros. Investments L.P., Baker Bros. Investments II, L.P., Baker Biotech Fund II (Z), L.P., Baker Biotech Fund III, L.P., Baker Biotech Fund III (Z), L.P. and 14159, L.P.	9,411,500	22.59%

Our directors and executive officers as a group beneficially own, directly or indirectly, or exercise control or direction over an aggregate of 166,000 or 0.4% ( 1,406,000 or 3.2 % on a fully diluted basis) of our issued and outstanding common shares as of the date hereof.  In addition, Mr. Felix Baker is a managing partner of Baker Biotech Fund I, L.P., Baker Biotech Fund II, L.P., Baker/Tisch Investments, L.P., Baker Bros. Investments L.P., Baker Bros. Investments II, L.P., Baker Biotech Fund II (Z), L.P., Baker Biotech Fund III, L.P., Baker Biotech Fund III (Z), L.P. and 14159, L.P., which beneficially own, in the aggregate 9,411,500 or 22.59 % of our issued and outstanding common shares.

EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

The following table provides the compensation paid during the periods indicated to the individuals who served as our Chief Executive Officer and Chief Financial Officer during the financial year ended March 31, 2006 and our other three most highly compensated executive officers who were serving as executive officers at the end of the financial year ended March 31, 2006 whose total salary and bonus exceeds $150,000 and any individual who would have satisfied this criteria except that the individual was not serving as such an officer at March 31, 2006.  We refer to such persons elsewhere in this Management Proxy Circular as the named executive officers.

Name and Principal Position	Financial Year	Annual Compensation			Long Term Compensation
		Salary ($)	Bonus ($)	Other Annual Compen-sation ($)(4)	Awards		Payouts	All Other Compen-sation ($)
					Securities Under Options/ SARs Granted (#)(5)	Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts ($)
Michael J. Abrams, Ph.D.(1) Former President and Chief Executive Officer	2006 2005 2004	$ 404,250 $376,250 $343,750	$ 204,050 $155,925 $157,500	— — —	35,000 35,000 35,000	— — —	— — —	— — —
William J. Adams, C.A. Chief Financial Officer, Vice President, Finance, Secretary and Treasurer	2006 2005 2004	$ 240,830 $209,888 $199,388	$ 83,443 $64,828 $78,030	— — —	20,000 20,000 20,000	— — —	— — —	— — —
Paul A. Brennan(2) Acting President and Vice President, Business Development	2006 2005 2004	$227,136 $214,240 $206,000	$62,395 $56,514 $51,480	— $2,640 —	15,000 15,000 15,000	— — —	— — —	— — —
Gary J. Bridger, Ph.D.(3) Vice President, Research and Development, and Chief Scientific Officer	2006 2005 2004	$ 287,500 $264,750 $228,250	$99,401 $94,668 $76,808	— — —	20,000 70,000 20,000	— — —	— — —	— — —
Gary B. Calandra, M.D., Ph.D. Vice President, Clinical Development	2006 2005 2004	$382,974 $343,916 $327,882	$110,186 $95,262 $99,931	— — —	20,000 20,000 15,000	— — —	— — —	— — —

Notes:

(1)

Dr. Abrams ceased to be our President and Chief Executive Officer on May 24, 2006.

(2)

Mr. Brennan commenced employment with us on May 1, 2002 and was appointed our Acting President on May 24, 2006.

(3)

Dr. Bridger’s position with us prior to July 1, 2003 was Vice President Research and Chief Scientific Officer.

(4)

Relates to the discount on the purchase of our common shares under our Employee and Director Share Purchase Plan.  See “- Employee and Director Share Purchase Plan” below.

(5)

All securities under options are for our common shares.  No stock appreciation rights, or SARS, are outstanding.

LONG TERM INCENTIVE PLAN – AWARDS IN THE 2006 FINANCIAL YEAR

We do not have a long term incentive plan pursuant to which compensation was paid or distributed to our named executive officers during the financial year ended March 31, 2006.  A “long term incentive plan” means a plan providing compensation intended to motivate performance over a period greater than one financial year, but does not include option or SAR plans or plans for compensation through shares or units that are subject to restrictions on resale.

OPTION GRANTS DURING THE 2006 FINANCIAL YEAR

The following table provides information concerning grants of options by us during the financial year ended March 31, 2006 to our named executive officers:

Name	Securities, Under Options/SARs Granted (#)	Percent of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
Michael J. Abrams	35,000	9.0%	$4.00	$4.00	May 1, 2010
William J. Adams	20,000	5.1%	$4.00	$4.00	May 1, 2010
Paul A. Brennan	15,000	3.9%	$4.00	$4.00	May 1, 2010
Gary J. Bridger	20,000	5.1%	$4.00	$4.00	May 1, 2010
Gary B. Calandra	20,000	5.1%	$4.00	$4.00	May 1, 2010

AGGREGATED OPTIONS EXERCISES DURING THE 2006 FINANCIAL YEAR
AND FINANCIAL YEAR-END OPTION VALUES

The following table provides information concerning the exercise of options during the financial year ended March 31, 2006 and the value at March 31, 2006 of unexercised in the money options held by our named executive officers:

Name	Securities Acquired on Exercise(1)	Aggregate Value Realized(2)	Unexercised Options at March 31, 2006 Exercisable/ Unexercisable	Value of Unexercised in-the-Money Options at March 31, 2006 Exercisable/ Unexercisable(3)
Michael J. Abrams	350,000	$2,502,500	130,000/70,000	$241,733/$190,867
William J. Adams	—	—	170,000/40,000	$588,653/$109,067
Gary J. Bridger	—	—	196,667/73,333	$557,187/$137,733
Paul A. Brennan	—	—	75,000/30,000	$276,400/$81,800
Gary B. Calandra	—	—	151,667/38,333	$103,600/$100,600

Notes:

(1)

All securities acquired on exercise of options are our common shares.

(2)

Based on the closing trading price of our common shares on the Toronto Stock Exchange on the date of exercise.

(3)

Based on the closing trading price of our common shares on the Toronto Stock Exchange on March 31, 2006, being $7.76.

OPTION/SAR REPRICINGS DURING THE 2006 FINANCIAL YEAR

During the financial year ended March 31, 2006, we did not reprice downward any options or freestanding SARs held by our named executive officers.

DEFINED BENEFIT OR ACTUARIAL PLAN

We do not have a defined benefit or actuarial plan for our named executive officers under which benefits are determined primarily by final compensation (or average final compensation) and years of service.

EMPLOYMENT CONTRACTS, TERMINATION OF EMPLOYMENT AND CHANGE IN CONTROL AGREEMENTS

O ur existing employment agreements with Mr. Brennan, Dr. Bridger and Dr. Calandra provide for a base salary that is reviewed annually by our President and Chief Executive Officer based on individual annual perfomance evaluations ..   Mr. Brennan’s employment agreement provides for a discretionary bonus of up to 27.5% of gross annual salary.  Dr. Calandra’s employment agreement provides for an automatic bonus of 12.5% of gross annual salary, and an additional discretionary bonus of up to 35% of gross annual salary.  These agreements provide for the maintenance of life insurance policies (with the proceeds payable to such beneficiaries as they may designate) and, in the event of termination of employment, for severance payments equal to twelve month’s salary plus one month’s salary for each complete year of service to a maximum of fifteen months for Dr. Bridger and for severance payments equal to six month’s salary plus one month’s salary for each complete year of service to a maximum of twelve months for Dr. Calandra and Mr. Brennan.   The agreements also provide for standard benefits and enrolment in our stock option plan.

We also entered into severance agreements on July 23, 2004 with each of our named executive officers, which provide for special compensation arrangements for such executives in the event of a change in control.  A change of control occurred on April 21, 2006, by virtue of a change in our board of directors.  As a result of the change of control, the named executive officers became entitled to the following pursuant to the severance agreements entered into on July 23, 2004 :

1.

A retention bonus became payable to ensure that senior executives are incented to remain in place for at least six months after the change in control.  As long as the respective executives do not terminate their employment with us voluntarily (except in the instance of constructive dismissal) or are terminated for cause prior to six month from the change of control:

(a)

the options held by these executives at the time of the change in control will vest and become exercisable six months after the change in control or on the date of termination; and

(b)

the executives will also receive a retention bonus consisting of 12 months’ lump sum salary and bonuses (the bonus being calculated on 50% of the maximum bonus target).

2.

In addition, if the executive’s employment with us is terminated within 24 months (36 months for our Chief Executive Officer) after a change in control in circumstances other than death, permanent disability or cause, the executive will receive a severance payment equal to 24 month’s salary and one half of bonuses for this period ( 36 months for our Chief Executive Officer) from the date of termination, with 50% to be reduced for the period in which the executive is employed with another employer.

Any retention bonus paid to such executive will be deducted from the severance payment.

Pursuant to our the severance agreement between Dr. Abrams and the Company dated July 23, 2004, Dr. Abrams became entitled upon the termination of his employment with us on May 24, 2006, to a severance payment of $1,530,375 representing his retention bonus and his severance payment.

REMUNERATION OF DIRECTORS

Except as noted below, our directors are entitled to receive annual compensation of $16,000 payable in quarterly instalments.  In addition, directors receive a fee of $1,500 per board of directors meeting attended in person and $750 for attendance at such meetings by teleconference. Directors also receive $1,000 per committee meeting attended in person ($2,500 per Audit and Risk Committee meeting for the Chair of our Audit and Risk Committee) and $500 for attendance at such meetings by teleconference ($1,250 per Audit and Risk Committee meeting for the Chair of our Audit and Risk Committee).  All per meeting fees are subject to a maximum of $2,000 per day ($3,000 per day for the Chair of our Audit and Risk Committee) where more than one meeting is attended in a day.  Directors are also reimbursed for out-of pocket expenses incurred on our behalf for each board of directors or committee meeting attended.

Options to purchase our common shares may also be awarded to directors at the discretion of our board of directors pursuant to our incentive stock option plan.  For our financial year ended March 31, 2006, an aggregate of 37,500 options were granted to our directors.

Prior to April 21, 2006, the Chair of our board of directors receive d an annual fee of $66,000 , but did not receive any fees from us for attending either board of directors or committee meetings (other than special committee meetings) ..   Since April 21, 2006, our Chair receives the same compensation as our other directors.

Directors who are also our executive officers (other than persons serving as executive officers on an interim basis) do not receive director fees, including fees for attendance at meetings, and do not receive grants of options in their capacity as a director.

The following directors’ fees were paid by us for the financial year ended March 31, 2006:

Director	Total	Regular	Special Committee (1)
Felix Baker	$ 32,250	$ 32,250	$ -
Michael Cleare	$ 47,750	$ 32,250	$ 15,500
Julia Levy	$ 48,750	$ 33,250	$ 15,500
Colin Mallet	$ 52,500	$ 35,500	$ 17,000
David Scott	$ 84,000	$ 66,000	$ 18,000
Eve Slater	$ 42,750	$ 28,750	$ 14,000
Willem Wassenaar	$ 57,500	$ 43,000	$ 14,500
Edward Wawrzynczak	$ 13,000	$ 13,000	$ -

Notes:

(1)

A special committee of our directors was formed for the purpose of considering the requisition of a shareholder meeting by certain of our shareholders and related matters.

COMPOSITION OF THE COMPENSATION COMMITTEE

During the financial year ended March 31, 2006, our Compensation Committee was comprised of David Scott (Chair), Felix Baker, Michael Cleare and Colin Mallet.  On April 21 , 2006, our compensation committee became comprised of Felix Baker (Chair), Henry Fuchs, William Hunter and Jacques Lapointe.  No committee member was , during the most recently completed financial year, an officer or employee of us or our subsidiary, or was formerly an officer of us or our subsidiary.  In addition, to our management’s knowledge, no committee member had or has any relationship described under “Indebtedness of Directors, Executive Officers and Employees” and “Interest of Informed Persons in Material Transactions” or was one of our executive officers and also served as a director or member of the compensation committee of another issuer, one of whose executive officers served either on our compensation committee or as one of our directors.

REPORT OF THE COMPENSATION COMMITTEE ON EXECUTIVE COMPENSATION

This Compensation Committee report discusses our objectives in developing the executive compensation program and reviews the recommendations of our Compensation Committee with respect to compensation for our Chief Executive Officer and other executive officers.

On May 24, 2006, Michael Abrams ceased being our President and Chief Executive Officer.  Kenneth Galbraith was appointed Interim Chief Executive Officer and Paul Brennan was appointed Acting President, after holding the positions of Chair and Vice President, Business Development, respectively.

What is our Mandate?

The purpose of the Compensation Committee is to act on behalf of the Board.  The mandate of the Compensation Committee is set out in a charter, and includes responsibility for: (i) determining and approving the compensation of our Chief Executive Officer; (ii) reviewing and approving compensation for our other executive officers; (iii) fulfilling the Board’s oversight responsibilities with respect to our overall compensation policies, plans and programs; and (iv) performing other activities related to our compensation plans and structure, including preparing and reviewing this Compensation Committee report.

What is our Executive Compensation Strategy?

The key role of the executive compensation program is to design and oversee a compensation arrangement that supports our business strategy and allows us to attract and retain the highest quality executives. In considering executive compensation, the Compensation Committee reviews our compensation program in light of our overall business strategy and objectives, competitiveness, and risk and reward for our executive officers.

What are the Specific Components of Our Executive Compensation?

The compensation package for our executive officers consists of the following:

•

Fixed cash compensation, or base salary, which is determined based on the employment history of the individual and market competitive information;

•

Variable pay, or bonus compensation, which is performance based and dependent upon our performance and that of the executive, and may also include an inflator/deflator based on the performance of our stock; and

•

Equity compensation, which consists of grants of stock options.

How do we Determine Base Salaries for Executive Officers?

Base salaries are established by comparison to competitive salary levels of other biotechnology companies of comparable size and complexity, as well as consideration of factors particular to the individual, such as their experience and level of responsibility.  Our current goal is to set base salaries at the 50th percentile of market data for a group of comparable peer companies.  A study was commissioned by the Compensation Committee in June 2006 by Radford Surveys and Consulting (“Radford”).  Radford presented their study to the Compensation Committee in July, 2006, and this study will be used to benchmark base salaries of all executive officers as well as our bonus program for this fiscal year and option grants for executives.

How do we Determine Annual Bonuses for Executive Officers?

Annual cash bonus compensation represents income at risk and is paid based on the extent to which pre-defined personal and corporate goals and objectives are met.

The annual cash bonus that each executive is eligible to receive is based on a pre-determined target percentage of base salary for each executive, and varies by position among the executive officers.  There are minimum thresholds for each objective to be met in order for any incentive to be paid, as well as maximum payouts aimed at incenting superior performance by our executives. The variable cash bonus structure for executive officers is as follows:

Level	Target bonus (as a % of base salary)	Range of Possible Bonus Payment (as a % of base salary)	Weighting between Corporate and Individual Goals
President & CEO	50%	0-100%	100% Corporate
Vice President Finance & CFO Vice President Research & Development & CSO) Vice President Clinical Development Vice President, Marketing	35%	0-63%	75% Corporate/25% individual
Vice President, Business Development Vice President, Chemistry Vice President, Corporate Development and Communications	27.5%	0-50%	75% Corporate/25% Individual

Individual Goals

Individual goals and objectives are established for each of our executive officers at the beginning of each fiscal year and are approved by our board of directors upon the recommendation of our Compensation Committee.

Individual goals are related to each individual’s area of responsibility and are developed to align with and facilitate the attainment of our overall corporate goals.  Each goal identified for each executive officer is measured on the following basis: not met (0%), threshold met (75%), target met (100%), and target exceeded (125%).

At the end of each fiscal year, the CEO makes recommendations to the Compensation Committee on the level of attainment of individual goals by each executive officer.

Corporate Goals

The Compensation Committee and our board of directors set the following high-level corporate goals and the relevant weighting of goals for the 2006 fiscal year:

•

AMD 3100 Development Goals

50%

•

AMD 3100 Commercial Goals

40%

•

Corporate Compliance/Financial Goals

25%

•

HIV Development Goals

45%

•

Research Goals

20%

•

AnorMED Culture and Organization Goals

20%

The annual bonus compensation for the Chief Executive Officer is based solely on the attainment of corporate objectives.

In addition to the annual incentive bonus, a bonus inflator/deflator is added to executives’ bonus compensation that is dependent on the performance of our stock.  The bonus inflator/deflator is calculated as the percentage change in the average closing price of our stock for the month of March from the beginning to the end of the fiscal year (to a maximum of 100%), times 20%, times base salary.  The average closing price of the stock for March 2005 was $4.70.  The average closing price for March 2006 was $7.59.  The percentage change in the stock price was 61.5%.  The bonus inflator applied to the bonus for all employees was 12% (rounded to the nearest whole percentage).

How do we Determine Equity Compensation for Executive Officers?

We utilize grants of stock options under our incentive stock option plan as the long-term incentive portion of our overall compensation package for our executive officers.  The amount and terms of outstanding options are taken into account in making current option grants.

Except for the options granted to Mr. Galbraith (see below), no options were granted to executive officers since April 21, 2006.

In accordance with the terms of severance agreements previously entered into between the Company and our executive officers on July 23, 2004, a change of control was deemed to have occurred on April 21, 2006.  Accordingly, vesting provisions have accelerated such that the options of such executive officers will now vest upon the earlier of October 21, 2006 or the date of such executive officers’ termination. A new program for granting of additional equity incentives to executive officers is under consideration.  One of the primary goals of granting additional stock options will be to further align the interests of employees with those of shareholders.  In granting new options, we take into account the amount and terms of outstanding options in determining whether or how many new option grants will be made.

Other Benefits

We provide customary employment benefits to all of our executive officers.  Benefits are provided at our expense and include:

•

medical and extended health care;

•

dental care;

•

vision care;

•

employee life insurance;

•

accidental death and dismemberment insurance; and

•

short and long term disability insurance.

•

relocation assistance

Summary of the Compensation of the Chief Executive Officer

The compensation of our Chief Executive Officer is reviewed annually by the Compensation Committee and submitted to the Board for approval.  In reviewing and recommending the compensation of the Chief Executive Officer, the Committee reviews and approves the relevant corporate goals and objectives, and evaluates the Chief Executive Officer’s performance in light of those corporate goals and objectives. The Committee also considers our performance and relative shareholder return, the value of similar incentive awards given to chief executive officers of comparable companies and previous awards given to our Chief Executive Officer.

In setting the compensation of the Chief Executive Officer, the Compensation Committee considered experience and responsibilities for the position relative to chief executive officers of similar sized organizations.  The selection of the comparable group consisted of a mixture of Canadian and US companies of comparable size (i.e., 100 to 300 employees) and stage of product development (i.e., mainly Phase 3 products). The peer group was approved by the Compensation Committee. The same standards were used for all components of the Chief Executive Officer’s compensation.

(i) Compensation of the Interim Chief Executive Officer, Mr. Kenneth Galbraith

Base Salary

Mr. Galbraith, as Chair of the Board, is paid a directors’ fee similar to other directors of the Company.  For his role as Interim CEO, he receives a fixed amount of $10,000 per month to compensate him for additional time spent on the Company’s business beyond that of other directors.  When a new President and CEO is hired, this monthly fee will be reviewed and adjusted, taking into consideration the extent of continuing services provided over and above that of other directors.

Bonus

Mr. Galbraith does not participate in the annual bonus plan for executive officers.

Stock Options

As part of the compensation for his role as Interim CEO, Mr. Galbraith was granted 75,000 stock options on June 16, 2006 that vest equally over three years based on continuous service as a director.

Benefits

Mr. Galbraith does not participate in any of our benefit plans.

(ii) Compensation of the Former Chief Executive Officer, Dr. Michael Abrams

Base Salary

Dr. Abrams was paid a base salary of $408,100 for the 2006 fiscal year.

Bonus

Dr. Abrams received a cash bonus for the 2006 fiscal year of $204,050, equivalent to 44% of his base salary.  This was based on the attainment by us of 88% of our corporate objectives for the 2006 fiscal year.  In addition, a bonus inflator was added to Dr. Abrams bonus as described above. The bonus inflator applied to the bonus for Dr. Abrams was 12%.

Stock Options

Dr. Michael Abrams was granted 35,000 options on May 1, 2005, at an exercise price of $4.00 CAD.  The options fully vested at the time of his departure from AnorMED based on the terms of the severance agreement entered into between Dr. Abrams and the Company on July 23, 2004.

Severance

Dr. Abrams has received and will receive severance payments, solely arising by virtue of the terms of the severance agreement entered into between Dr. Abrams and the Company on July 23, 2004, as a result of his departure on May 19, 2006.  Dr. Abrams received a lump sum severance in the amount of $510,125 under the terms of his severance agreement.  In addition, he will receive $28,340 monthly, paid over three years until such time as he secures other employment.  Should he secure other employment he will be paid 50% of the total severance remaining.

Under the terms of the severance agreement entered into on July 23, 2004, Dr. Abrams’ benefit coverage continues to be paid by the Company for three years.  Should he secure other employment, his benefits will cease.

Submitted by the Compensation Committee:

Felix Baker (Chair)
Henry Fuchs
William Hunter
Jacques Lapointe

1996 INCENTIVE STOCK OPTION PLAN

Under our existing incentive stock option plan, or 1996 Plan , outstanding stock options (all of which are non-transferable) to purchase 2,737,972 common shares have been granted as of August 10, 2006, to certain our executive officers, directors, Scientific Advisory Board members, consultants and employees.  Under the 1996 Plan, 5,100,000 of our common shares have been conditionally reserved for issue, of which, as of August 10, 2006, an aggregate of 1,430,910 common shares have been issued pursuant to the exercise of options.

Our 1996 Plan provides that our board of directors may from time to time grant options to acquire all or part of the shares subject to our 1996 Plan to any person who is an employee or director of ours or any other person or company engaged to provide ongoing management, financial and scientific, consulting or like services for us.  The exercise price of options granted under our 1996 Plan is determined based upon the market price for our common shares on the date of grant.  The term of any option granted is not to exceed five years (ten years prior to July 1, 2004) from the date of grant.  Except as otherwise provided in our 1996 Plan, the options will vest in instalments over the option period at a rate of 1/3 of the options per year starting on the first anniversary of the grant date.  Vesting may be accelerated in certain circumstances as provided in our 1996 Plan.  Our 1996 Plan does not contemplate that we will provide financial assistance to any optionee in connection with the exercise of options.

We have not granted any options to acquire our common shares which, when combined with outstanding options and options previously exercised, are in excess of the current maximum allowable number under our 1996 Plan.

Options that have expired, were cancelled or otherwise terminated without having been exercised are available for subsequent grants under our 1996 Plan. A copy of our 1996 Plan, as amended, may be obtained by any of our shareholders upon request from our Secretary at Suite 200, 20353 64th Avenue, Langley, British Columbia, V2Y 1N5.

EMPLOYEE AND DIRECTOR SHARE PURCHASE PLAN

The purpose of our employee and director share purchase plan, or ESPP, is to promote our and our employee’s interests by: (a) furnishing employees and directors with an opportunity to invest in a simple and cost-effective manner; and (b) better align the interest of our employees and directors with our own and our shareholders’ interests through the ownership of our common shares.

Eligible Participants.  Our board of directors administers the ESPP through a committee whom they appoint or designate, which is currently our Compensation Committee.  We may also appoint or engage accountants, lawyers and other personnel deemed necessary or desirable to assist in administering the ESPP.  Our Compensation Committee, from time to time, designates employees or directors of either us or any of our subsidiaries (“Participating Employer”) to participate in the ESPP (“Eligible Employee”).

Number of Securities Issued or Issuable.   The maximum number of common shares set aside and reserved for issuance is 400,000. As at August 10, 2006, 240,939 of our common shares had been issued to certain of our employees and directors pursuant to the ESPP.

Maximum Grant. Our Compensation Committee may determine, from time to time, that an Eligible Employee on whose behalf common shares have been subscribed for pursuant to the ESPP is entitled to further participation, however, no more than 10,000 of our common shares may be issued to an Eligible Employee under the ESPP in any three-year period.

Purchase Price.   The purchase price per common share is the simple average of the daily high and low board lot trading prices of our common shares on the Toronto Stock Exchange for the five trading days immediately preceding such date, less a 15% discount.

Causes of Cessation ..  Our ESPP does not address causes of cessation of entitlement.

Assignability. The rights of an Eligible Employee under the ESPP are not assignable or transferable and are exercisable only by such Eligible Employee or, in the event of death of the Eligible Employee or the appointment of a committee of the estate of the Eligible Employee on the grounds that such Eligible Employee is incapable, by reason of physical or mental infirmity, or managing such Eligible Employee’s affairs, the Eligible Employee’s legal representative or committee, as the case may be.

Procedure for Amending.   We may at any time, from time to time, suspend, amend, supplement, modify, restate or terminate the ESPP in whole or in part by resolution of our board of directors, provided that such suspension, amendment, modification, restatement or termination of the ESPP does not deprive any Eligible Employee of any benefits that have accrued on or prior to the date thereof.

Financial Assistance.   Our ESPP does not provide for us to loan funds for the purchase of shares under the ESPP.

Other Material Information.  Participation by any Eligible Employee is entirely voluntary and any decision by an Eligible Employee not to participate will not affect that Eligible Employee’s employment with the Participating Employer.  Nothing in the ESPP gives any Eligible Employee the right to be employed or to continue to be employed by the Participating Employer.

The common shares issued under the ESPP are subject to any transfer restrictions under applicable laws, rules or regulations, and may not be resold by the Eligible Employee for a period of four months from the date of issuance and the share certificates representing the common shares will bear a legend to this effect.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table provides information with respect to our compensation plans under which equity securities are authorized for issuance as of March 31, 2006:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights as at March 31, 2006 (a)	Weighted-average exercise price of outstanding options, warrants and rights as at March 31, 2006 (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) as at March 31, 2006 (c)
Equity compensation plans approved by securityholders	2,885,150	$6.73	1,203,296
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	2,885,150	$6.73	1,203,296

INDEMNIFICATION OF DIRECTORS OR OFFICERS

During our fiscal year ended March 31, 2006, no amount was paid or payable by us to any of our directors or officers, any of our former directors or officers, or any individual who acted at our request as a director or officer, or in a similar capacity, of another entity, against any costs, charges or expenses, including an amount paid to settle an action or satisfy a judgment, incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual was involved because of that association with us or other entity.

DIRECTORS AND OFFICERS’ INSURANCE

We maintain liability insurance for our directors and officers in the aggregate amount of U.S. $ 2 0 million ..  The policy includes coverage against any securities claims against us, our subsidiary, and our subsidiary’s directors and officers.  Coverage is subject to a deductible payable by us of U.S.$50,000 for a reimbursement claim by us where we have indemnified the director or officer, U.S.$50,000 for an employment practice liability, U.S.$100,000 for a securities claim in Canada and U.S.$250,000 for a securities claim in the United States. The current annual premium of U.S.$250,857 is paid by us.

COMMON SHARE PERFORMANCE GRAPH

Assuming an initial investment of $100, the following graph illustrates the cumulative total shareholder return on our common shares on the Toronto Stock Exchange relative to the cumulative total return on the S&P/TSX Composite Index (formerly TSX 300 Composite Index) for the period of March 31, 200 2 to March 31, 2006.

INDEX VALUES
	March 31, 200 2	March 31, 200 3	March 31, 200 4	March 31, 200 5	March 31, 200 6
AnorMED	$100	63.21	164.86	100.24	183.02
S&P/TSX Composite Index	$100	80.80	109.36	122.43	154.26

ACTUAL VALUES
	March 31, 200 2	March 31, 200 3	March 31, 200 4	March 31, 200 5	March 31, 200 6
AnorMED	$4.24	$2.68	$6.99	$4.25	$7.76
S&P/TSX Composite Index	7,851	6,343	8,586	9,612	12,111

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND EMPLOYEES

None of our directors, executive officers, employees and no former director, executive officer and employee of us or our subsidiary is indebted to us or indebted to another entity where such indebtedness is the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding provided by us, other than routine indebtedness.

No individual who is, or at any time during the most recently completed financial year was, a director or executive officer of us, proposed nominee for election as a director of us or an associate of any such director, executive officer or proposed nominee is, or at any time since the beginning of our most recently completed financial year has been, indebted to us or our subsidiary or indebted to another entity where such indebtedness is or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by us or our subsidiary other than routine indebtedness.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

To the knowledge of our management, other than as set forth elsewhere in this Management Proxy Circular, no person who has been one of our directors or executive officers at any time since the beginning of our last financial year, nor any proposed nominee for election as one of our directors, nor any associate or affiliate of the foregoing, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the meeting other than the election of directors or the appointment of auditors.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of our management, o ther than as set forth elsewhere in this Management Proxy Circular , no person who has been one of our director s or senior officer s at any time since the beginning of our l ast financial year, nor any proposed nominee for election as a director of us, nor any associate or affiliate of the foregoing, has any material interest, direct or indirect in any transaction since the commencement of our last financial year or in any proposed transaction which has materially affected or c ould materially affect us or our subsidiary.

CORPORATE GOVERNANCE

A discussion of our governance practices within the context of the Canadian Securities Administrators’ National Instrument 58-101 - Disclosure of Corporate Governance Practices is attached to this Management Proxy Circular as Appendix “B”.

ADDITIONAL INFORMATION

Additional information relating to us may be found on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com and on the Electronic Data Gathering, Analysis and Retrieval system (EDGAR) at www.sec.gov under the company name “AnorMED Inc.”.  Additional financial information is provided in our audited consolidated financial statements and our management’s discussion and analysis for our most recently completed financial year.  Copies of our financial statements and our management’s discussion and analysis can be obtained by contacting our Secretary in writing at Suite 200, 20353 64th Avenue, Langley, British Columbia V2Y 1N5 or by e-mail at wjadams@anormed.com.  Copies of such documents will be provided by us to our shareholders free of charge.

APPROVAL

The contents and the sending of this Management Proxy Circular have been approved by our board of directors.

By Order of the Board of Directors

W.J. (Bill) Adams
Chief Financial Officer, Vice President, Finance, Secretary and Treasurer

Langley, British Columbia
August 10, 2006.

APPENDIX A

ORDINARY RESOLUTION APPROVING THE ADOPTION OF THE
ANORMED 2006 INCENTIVE STOCK OPTION PLAN

BE IT RESOLVED THAT:

1.

Subject to the approval of the Toronto Stock Exchange, the AnorMED 2006 Incentive Stock Option Plan be and is hereby adopted;

2.

Notwithstanding that this resolution has been passed by the shareholders of AnorMED, the Board of Directors of AnorMED may revoke such resolution at any time before it has been effected without further action by the shareholders; and

3.

Any director or officer of AnorMED be and is hereby authorized, for an on behalf of AnorMED, to execute and deliver all documents and instruments and take such other actions, including making all necessary filings with applicable regulatory bodies and stock exchanges, as such director or officer may determine to be necessary or desirable to implement this ordinary resolution and the matter authorized hereby.

APPENDIX “B”

CORPORATE GOVERNANCE DISCLOSURE

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT			OUR CORPORATE GOVERNANCE PRACTICES
1.		Board of Directors
	(a)	Disclose the identity of directors who are independent.

Our board of directors has determined that Felix Baker, Joseph Dougherty, Henry Fuchs, William Hunter, Jacques Lapointe, Berl Nadler, Kelvin Neu and Klaus Veitinger are “independent”.  Under the Canadian Securities Administrators’ National Instrument 58-101 – Disclosure of Corporate Governance Practices, a director is “independent” if he or she has no direct or indirect material relationship with us that could, in the view of our board of directors, be reasonably expected to interfere with the exercise of that director’s independent judgment.

	(b)	Disclose the identity of directors who are not independent, and describe the basis for that determination.

Our board of directors has determined that Kenneth Galbraith and Paul Brennan are not independent by virtue of being our Interim Chief Executive Officer and our Acting President and Vice President, Business Development, respectively.

(c)

Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the board of directors (the board) does to facilitate its exercise of independent judgement in carrying out its responsibilities.

A majority of our directors are independent.

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT		OUR CORPORATE GOVERNANCE PRACTICES

(d)	If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.	Our directors who are directors of other reporting issuers (or the equivalent) are:
		Name	Reporting Issuer
		Felix Baker	Trimeris, Inc., Neurogen Corporation, ConjuChem Biotechnologies Inc. and Seattle Genetics, Inc.
		Henry Fuchs	IntraBiotics Pharmaceuticals, Inc.
		William Hunter	Aspreva Pharmaceuticals Corporation , Angiotech Pharmaceuticals, Inc.
		Jacques Lapointe	ConjuChem Biotechnologies Inc.
(e)

Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.

Our directors regularly hold meetings at which non-independent directors (other than Kenneth Galbraith, our Interim Chief Executive Officer, who is present for all meetings) and members of management are excluded for all or a portion of the meeting. Eight such meetings were held since April 1, 2005, the beginning of our most recently completed financial year.

(f)

Disclose whether or not the Chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.

The Chair of our board of directors, Kenneth Galbraith, is not independent by virtue of also being our Interim Chief Executive Officer.  As Mr. Galbraith is only serving as our Interim Chief Executive Officer on an interim basis while we search for a replacement Chief Executive Officer, our board of directors has determined that it is not necessary to appoint a lead director at this time.  Our Vice Chairman, Klaus Veitinger, is independent and provides leadership for our independent directors.

(g)	Disclose the attendance record of each director for all board meetings held since the beginning of the issuer’s most recently completed financial year.	The attendance record of each of our present and former directors for all board of directors meetings since April 1, 2005, our most recently completed financial year, is as follows:
		Name	Attendance
		Michael Abrams	20 of 20
		Felix Baker	22 of 22
		Michael Cleare	15 of 17

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT			OUR CORPORATE GOVERNANCE PRACTICES
			Julia Levy	12 of 17
			Colin Mallet	14 of 17
			David Scott	17 of 17
			Eve E. Slater	14 of 17
			Willem Wassenaar	16 of 17
			Edward Wawrzynczak	2 of 2
			Paul Brennan	1 of 1
			Joseph Dougherty	5 of 5
			Henry Fuchs	5 of 5
			Kenneth Galbraith	5 of 5
			William Hunter	5 of 5
			Jacques Lapointe	5 of 5
			Berl Nadler	5 of 5
			Kelvin Neu	5 of 5
			Klaus Veitinger	4 of 5
2.		Board Mandate – Disclose the text of the board’s written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.	The written mandate of our board of directors is attached as Appendix “C” to this Management Proxy Circular.
3.		Position Descriptions:
(a)

Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.

Our board has developed written position descriptions for the Chair of our board of directors and for the chair of each of our board committees, which are available on our website at www.anormed.com.
(b)

Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.

Our board has developed a written position description for our Chief Executive Officer, which is available on our website at www.anormed.com.
4.		Orientation and Continuing Education
(a)

Briefly describe what measures the board takes to orient new directors regarding:

(i)  the role of the board, its committees and its directors, and

(ii)  the nature and operation of the issuer’s business.

Our new directors receive a comprehensive orientation, including a Directors’ Manual covering all board member and committee responsibilities.  The commitment needed from our directors, particularly the commitment of time and energy, is made clear to our directors prior to their nomination.  While the importance of a balance of experience on our board is realized, critical attention is given in director selection and orientation to ensuring that all of our directors adequately understand our business.  Most meetings of our board of directors are held at our premises to give additional insight into the business ..

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT			OUR CORPORATE GOVERNANCE PRACTICES
(b)

Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary for them to meet their obligations as directors.

Our directors are made aware of their responsibility to keep themselves up to date with best director and corporate governance practice and are encouraged and funded to attend seminars that will increase their own and our board of director’s effectiveness.

5.		Ethical Business Conduct
	(a)	Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:	Our board of directors has adopted a written Code of Business Conduct and Ethics, or Code, for its directors, officers and employees.
		(i) disclose how an interested party may obtain a copy of the written code;	A copy of our Code is available on our website at www.anormed.com.
(ii) describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board ensures compliance with its code; and

Our board monitors compliance with our Code through its Audit and Risk Committee and through the position of Corporate Compliance Officer.  In addition to answering questions or concerns regarding the Code, the Corporate Compliance Officer is responsible for: investigating possible violations of the Code (in conjunction with the Audit and Risk Committee) and ensuring that new directors, officers and employees are given a copy of the Code including any referenced policies.  In addition, the Corporate Compliance Officer, in conjunction with the Audit and Risk Committee, is responsible for administering our Whistleblower Policy for directors, officers or employees who report complaints or concerns regarding any suspected misconduct, illegal activities or fraud (corporate or regulatory).

(iii)

provide a cross-reference to any material change report(s) filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

No material change reports have been filed by us since April 1, 2005, the beginning of our most recently completed financial year, that pertain to any conduct of a director or executive officer that constitutes a departure from our Code.

(b)

Describe any steps the board takes to ensure directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest.

Our board of directors takes measures to exercise independent judgment in considering transactions and agreements in respect of which any of our directors or executive officers may have a material interest.  Where appropriate, our directors absent themselves from portions of a meeting of our board of directors or of a board committee to allow independent discussion of points in issue.

We comply with the relevant provisions under the Canada Business Corporations Act that deal with conflict of interest situations. Through directors’ and officers’ questionnaires and other systems, we also gather and monitor relevant information in relation to potential conflicts of interest that a director or officer may have.

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT			OUR CORPORATE GOVERNANCE PRACTICES
	(c)	Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.

Our board evaluates and ensures the integrity of the Chief Executive Officer and other executive officers, and ensures that the Chief Executive Officer and other executive officers create a culture of integrity and conduct themselves in an ethical manner and in compliance with applicable laws and rules, audit and accounting principles, and our governing policies.

Our board reviews, adopts, and confirms distribution of, the Code and other governing policies, as applicable.

Our directors, officers and employees are reminded on an annual basis that they are responsible for reading, understanding and complying with the Code and related policies and, in the case of directors, also with the Board Mandate.

6.		Nomination of Directors
	(a)	Describe the process by which the board identifies new candidates for board nomination.

Our Corporate Governance and Nominating Committee has the primary responsibility for identifying, evaluating, reviewing and recommending qualified candidates to serve on our board, including consideration of any potential conflicts of interest as well as applicable independence and experience requirements.

In making its recommendations to our board on director nominees, the Committee considers what competencies and skills our board as a whole should possess, it assesses what competencies and skills each existing director possesses, and then it assesses what competencies and skills each nominee will bring to our board and whether such nominee is independent and can devote sufficient time and resources to his or her duties as a board member.

(b)

Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.

Our Corporate Governance and Nominating Committee is composed entirely of independent directors with the exception of Kenneth Galbraith who is not independent by virtue of being our Interim Chief Executive Officer.  The members of the Committee are Kenneth Galbraith, Felix Baker and Joseph Dougherty.

As Mr. Galbraith is only serving as our Interim Chief Executive Officer on an interim basis while we search for a replacement Chief Executive Officer, our board of directors has determined that it is not necessary to take any steps beyond those already in place to encourage an objective nominating process.

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT			OUR CORPORATE GOVERNANCE PRACTICES
	(c)	If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.

Our Corporate Governance and Nominating Committee has a written charter, which is available on our website at www.anormed.com.  The charter describes the Committee’s responsibilities, powers and operation, which include:

a) reviewing the size, composition and makeup of our board, establishing criteria for board membership and identifying, evaluating and recommending qualified board candidates;

b) periodically reviewing and assessing the performance of our board, including board committees;

c) ensuring that all new directors receive a comprehensive orientation and that existing directors receive continuing education opportunities; and

d) developing a set of applicable corporate governance principles and periodically assessing these principles and their application;

e) acting as a forum for concerns of individual board members that are not readily discussed in board meetings;

f) overseeing the procedures used to provide information to our board and its committees; and

h) periodically reviewing with the Chief Executive Officer succession plans for our executive officers.

The Committee has full access to our books, facilities, records and personnel to allow it to discharge its responsibilities, and may retain the advice and assistance of those internal or external legal, accounting or other advisors it deems necessary or appropriate.

7.		Compensation
	(a)	Describe the process by which the board determines the compensation for your company’s directors and officers.

Compensation for directors and officers is determined by our Compensation Committee.   In determining compensation for our directors, the C ommittee internally review s director compensation paid by companies with a comparable profile to us.  In determining compensation for officers, the Committee utilizes the process described in our Management Proxy Circular under the heading “Executive Compensation Report of the Compensation Committee on Executive Compensation”.

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT		OUR CORPORATE GOVERNANCE PRACTICES
(b)

Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.

Our Compensation Committee is composed entirely of independent directors. The members of the Committee are Felix Baker, Henry Fuchs, William Hunter and Jacques Lapointe.
(c)	If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.

Our Compensation Committee has a written charter, which is available on our website at www.anormed.com.  The charter describes the Committee’s responsibilities, powers and operation, which include:

a) reviewing and recommending to our board the compensation for our Chief Executive Officer, our other executive officers and our independent directors;

b) reviewing and recommending for approval to our board our corporate performance goals, as well as the structure and method for determining executive compensation plans and individual goals for executive officers ;

c) advising our board concerning national and industry-wide executive and independent director compensation practices and assessing the adequacy of our practices;

d) reviewing and recommending for approval to our board the terms of employment agreements and other compensation arrangements; and

e) establishing and reviewing policies for the proper administration of executive compensation plans.

The Committee has full power to establish, administer, amend and terminate our stock option plans, bonus plans, deferred compensation plans and similar programs.

The Committee has full access to our books, facilities, records and personnel to allow it to discharge its responsibilities, and may retain the advice and assistance of those internal or external legal, accounting or other advisors it deems necessary or appropriate.

(d)

If a compensation consultant or advisor has, at any time since the beginning of the issuer’s most recently completed financial year, been retained to assist in determining compensation for any of the issuer’s directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.

Our Compensation Committee may retain compensation consultants or advisors to assist in determining compensation for any of our directors or officers.   In June 2006, the Compensation Committee hired the services of Radford Surveys and Consulting Group to complete a comprehensive review of compensation plans for the CEO and all levels of current management and expected new management positions in the next few years.  Radford reported their findings to the Committee in July 2006 and the findings will be used to benchmark base salaries of all executive officers as well as our bonus program and options grants for executives.

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CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT		OUR CORPORATE GOVERNANCE PRACTICES
8.	Other Board Committees - If the board has standing committees other than the audit, compensation and nominating committees identify the committees and describe their function.

Our board of directors has established a Scientific Committee composed entirely of independent directors.  The members of the Committee are Joseph Dougherty, Henry Fuchs and Kelvin Neu.  The Committee has a written charter, which is available on our website at www.anormed.com.  The purpose of the Committee is to advise the board of directors on our research and development strategies.

9.

Assessments – Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that it, its committees, and individual directors are performing effectively.

Our Corporate Governance and Nominating Committee is mandated to ensure that the contributions of board members, committees of the board, and our board as a whole, are reviewed on an annual basis.   The Corporate Governance and Nominating Committee is currently redesigning an appropriate evaluation process which it intends to use in conjunction with the board’s annual review scheduled for 2007.  Additionally, our Corporate Governance and Nominating Committee monitors the quality of the relationship between our management and our board of directors, in order to recommend ways to improve that relationship.

APPENDIX C

 MANDATE OF THE BOARD OF DIRECTORS
OF
ANORMED INC.

This Mandate of the Board of Directors (the “Board”) of AnorMED Inc. (the “Company”) outlines the responsibilities of the Company’s Board, and identifies the personal and professional conduct expected of its directors.

GENERAL BOARD RESPONSIBILITIES

It is the responsibility of the Board to oversee the direction and management of the Company in accordance with the Company’s Articles and bylaws, the Canada Business Corporations Act (the “CBCA”), and the applicable requirements of such securities exchange or quotation system or regulatory agency as may from time to time apply to the Company, the rules and regulations of the United States Securities and Exchange Commission, and the rules and regulations of the Canadian provincial securities regulatory authorities, in all cases as may be modified or supplemented (such securities exchange requirements and U.S. and Canadian securities regulatory authorities rules and regulations collectively referred to herein as the “Rules”), while adhering to the highest ethical standards.  Specific tasks and actions of the Board in fulfilling these general responsibilities are as follows:

STRATEGIC PLANNING & BUDGETS

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Meet at least annually to review the Company’s strategic business plan proposed by management, which takes into account, among other things, the opportunities and risks of the Company’s business, and includes a statement of the Company’s vision, mission and values, and to adopt such a plan with such changes as the Board deems appropriate.

•

Review the Company’s corporate objectives, financial plans and budgets proposed by management and adopt the same with such changes as the Board deems appropriate.

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In connection with such reviews, the Board shall seek to provide a balance of long-term versus short-term orientation towards the Company’s vision, mission and values.

REVIEW OF CORPORATE PERFORMANCE

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Review the Company’s performance against strategic plans, corporate objectives, financial plans and budgets.

CHAIR OF THE BOARD

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Appoint a Chair of the Board and review annually the Position Description for the Chair.

LEAD DIRECTOR

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If the Chair of the Board is not independent under the Rules, consider, if determined appropriate, appointing a Lead Director and, if applicable, prepare and review annually the Position Description for the Lead Director.

EXECUTIVE OFFICERS

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Approve the hiring of executive officers.

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Evaluate the integrity of the Chief Executive Officer and other executive officers, and direct the Chief Executive Officer and other executive officers to promote a culture of integrity throughout the Company.

•

Establish, and review annually, the Position Description for the Chief Executive Officer, and the job descriptions for the executive officers, as deemed necessary.

•

Evaluate executive officers’ performance and replace executive officers where necessary.

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Consider succession planning and the appointment, training and monitoring of executive officers, including any recommendations from the Corporate Governance and Nominating Committee.

•

Confirm with management that all executive officers have current employment, non-competition and confidentiality agreements.

•

Review major Company organizational and staffing issues.

CORPORATE DISCLOSURE

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Review annually the Company’s Corporate Disclosure Policy and evaluate Company compliance with the policy.

SYSTEMS INTEGRITY

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Confirm with the Audit and Risk Committee that it has reviewed and discussed the adequacy of the Company’s internal financial reporting controls and management information systems.

•

Review, adopt and confirm distribution to appropriate personnel of the Company’s Code of Business Conduct and Ethics and other governing policies, as applicable. Review and evaluate, as deemed necessary, whether the Company and its executive officers conduct themselves in an ethical manner and in compliance with the applicable Rules, audit and accounting principles and the Company’s own governing policies.

•

Provide for free and full access by the Board to management regarding all matters of compliance and performance.

MATERIAL TRANSACTIONS

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Review and approve any material transactions outside of the corporate budget.

General Communications with Analysts, Investors, etc.

•

Establish and review annually a communications policy which governs how the Company interacts with analysts, investors, other key stakeholders and the public.

BOARD STRUCTURE AND FUNCTION

COMPOSITION OF THE BOARD OF DIRECTORS AND INDEPENDENCE

•

Ensure that the majority of directors are independent pursuant to the Rules.

ANNUAL DISCLOSURE OF DIRECTOR INDEPENDENCE

•

Publicly disclose in the Company’s annual proxy statement, information circular or other regulatory filing conclusions as to the independence of the directors as required by the Rules.

BOARD ASSESSMENT

•

Review and discuss the Corporate Governance and Nominating Committee’s periodic assessment of the performance of the Board, including Board committees.

OUTSIDE ADVISORS FOR DIRECTORS

•

Ensure that the Board and each committee of the Board are permitted to engage outside advisors at the Company’s expense as they deem appropriate.

DIRECTOR SUCCESSION

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Ensure, as deemed appropriate, that there is a succession plan for directors.

COMPENSATION OF NON-EMPLOYEE DIRECTORS

•

Annually review and approve the compensation to be paid to independent directors as recommended by the Compensation Committee.

REVIEW OF BOARD MATERIALS, ATTENDANCE AT MEETINGS, ETC.

•

Advise Board members to review available Board meeting materials in advance, attend an appropriate number of Board meetings and committee meetings, as applicable, and devote the necessary time and attention to effectively carry out the Board’s responsibilities.

PERFORM OTHER FUNCTIONS PRESCRIBED BY THE ARTICLES AND BYLAWS, THE CBCA AND THE RULES

•

Perform such other functions as prescribed by the Company’s Articles and bylaws, the CBCA and the Rules.

AUDIT AND RISK COMMITTEE

•

Delegate general responsibility to the Audit and Risk Committee those matters outlined in the Charter of the Audit and Risk Committee, which may include, among other things:

¡

overseeing and evaluating the performance, and assessing the qualifications, of the Company’s independent auditors and recommending to the Board the nomination and if applicable, the replacement of, and compensation to be paid to, the independent auditors for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services;

¡

subject to the appointment of the independent auditors by the Company’s shareholders, determining and approving the engagement of, prior to the commencement of such engagement, and compensation to be paid to, the independent auditors to perform all proposed audit, review or attest services;

¡

determining and approving the engagement of, prior to the commencement of such engagement, and compensation to be paid to, the independent auditors to perform any proposed permissible non-audit services;

¡

reviewing the Company’s financial statements and management’s discussion and analysis of financial condition and results of operations and recommending to the Board whether or not such financial statements and management’s discussion and analysis of financial condition and results of operations should be approved by the Board;

¡

reviewing and discussing with management, the Board and the independent auditors, as appropriate, the Company’s guidelines and policies with respect to risk assessment and risk management and any certain and specific risks to the Company, and ensuring the implementation of appropriate systems to manage such risks, and the Audit and Risk Committee shall have the authority to delegate such responsibilities to another committee of the Board;

¡

conferring with the independent auditors and with management regarding the scope, adequacy and effectiveness of internal financial reporting controls in effect;

¡

establishing procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters and the confidential and anonymous submission by the Company’s employees of concerns regarding questionable accounting or auditing matters, and reviewing such procedures annually;

¡

reviewing and discussing with the independent auditors and management any legal matters, tax assessments, and any other matters which raise material issues regarding the Company’s financial statements or accounting policies and the manner in which these matters have been disclosed in the Company’s public filings;

all as more specifically set out in the Charter of the Audit and Risk Committee.

•

Appoint Board members to fill any vacancy in the Audit and Risk Committee.

•

Ensure that all members of the Audit and Risk Committee are:

¡

independent under the Rules; and

¡

financially literate such that he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

•

Promote that, whenever possible, the Audit and Risk Committee have one member who is an audit committee financial expert as is currently defined under the Rules.

•

Review annually the Charter of the Audit and Risk Committee and suggest changes to its charter as the committee deems appropriate for consideration by the Board.

COMPENSATION COMMITTEE

•

Delegate general responsibility to the Compensation Committee those matters outlined in the Charter of the Compensation Committee, which may include, among other things:

¡

reviewing and recommending to the Board the salary, bonus, equity compensation and any other compensation and terms of employment of the Company’s Chief Executive Officer, with consideration given to the corporate goals and objectives of the Company relevant thereto;

¡

reviewing and recommending to the Board the salary levels, bonus plans and structures and payments thereunder and other forms of compensation policies, plans and programs for other executive officers of the Company;

¡

reviewing and recommending to the Board the Company’s overall compensation plans and structure, including without limitation incentive-compensation and equity-based plans;

¡

reviewing and recommending to the Board the compensation to the paid to independent Board members, including any retainer, Committee and Committee chair fees and/or equity compensation;

¡

acting as administrator of the AnorMED 2006 Incentive Stock Option Plan (and other equity-based plans established from time to time) with full power and authority to, among other things, select participants, approve grants and awards and delegate administrative duties to officers of the Company, as deemed appropriate;

all as more specifically set out in the Charter of the Compensation Committee.

•

Appoint Board members to fill any vacancy in the Compensation Committee.

•

Ensure that all members of the Compensation Committee are independent under the Rules.

•

Review annually the Charter of the Compensation Committee and suggest changes to its charter as the committee deems appropriate for consideration by the Board.

CORPORATE GOVERNANCE AND NOMINATING COMMITTEE

•

Delegate general responsibility to the Corporate Governance and Nominating Committee those matters outlined in the Charter of the Corporate Governance and Nominating Committee, which may include, among other things:

¡

establishing criteria for Board membership and identifying, evaluating, reviewing and recommending qualified candidates to serve on the Board;

¡

reviewing and assessing the performance of the Board, including Board committees, seeking input from management, the Board and others;

¡

providing continuing education opportunities for Board members;

¡

developing and periodically reviewing a set of corporate governance principles for the Company;

all as more specifically set out in the Charter of the Corporate Governance and Nominating Committee.

•

Appoint Board members to fill any vacancy in the Corporate Governance and Nominating Committee.

•

Ensure that all members of the Corporate Governance and Nominating Committee are independent under the Rules.

•

Review annually the Charter of the Corporate Governance and Nominating Committee and suggest changes to its charter as the committee deems appropriate for consideration by the Board.

SCIENTIFIC COMMITTEE

•

Delegate general responsibility to the Scientific Committee those matters outlined in the Charter of the Scientific Committee, which may include, among other things:

¡

making recommendations and providing strategic advice to the Board regarding current and planned research programs;

¡

coordinating, as appropriate, with the Chief Scientific Officer the organization of appropriate external advisory boards to provide input into the Company’s research and development strategies;

all as more specifically set out in the Charter of the Scientific Committee.

•

Appoint Board members to fill any vacancy in the Scientific Committee.

•

Review annually the Charter of the Scientific Committee and suggest changes to its charter as the committee deems appropriate for consideration by the Board.

AMENDMENTS TO THIS MANDATE OF THE BOARD OF DIRECTORS

•

Annually review this Mandate and propose amendments to be ratified by the Board.

PERSONAL AND PROFESSIONAL CHARACTERISTICS OF BOARD MEMBERS

The following characteristics and traits outline the framework for the recruitment and selection of Board nominees:

LEADERSHIP AND EXPERIENCE

•

Nominees must demonstrate exceptional leadership traits and a high level of achievement in their personal and professional lives that reflects high standards of personal and professional conduct.

Contribution

•

Nominees must demonstrate their capacity to contribute the requisite skills, resources and time necessary to effectively fulfil their duties as a Board member.

CONDUCT AND ACCOUNTABILITY

•

Nominees must demonstrate the highest ethical standards and conduct in their personal and professional lives, and make and be accountable for their decisions in their capacity as Board members.

JUDGEMENT

•

Nominees must demonstrate a capacity to provide sound advice on a broad range of industry and community issues.

•

Nominees must have or develop a broad knowledge base of the Company’s industry in order to understand the basis from which corporate strategies are developed and business plans produced.

•

Nominees must be able to provide a mature and useful perspective as to the business plan, strategy, risks and objectives of the Company.

TEAMWORK

•

Nominees must demonstrate that they will put Board and Company performance ahead of individual achievements.

COMMUNICATION

•

Nominees must demonstrate a willingness to listen as well as to communicate their opinions openly and in a respectful manner.